Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation or Organization	Ownership
China Real Fortune Mining Limited	British Virgin Islands	100%*
Real Fortune Holdings Limited	Hong Kong	*
ZhangJiaKou TongDa Technologies Service Co., Ltd.	Peoples’ Republic of China	+

* Wholly-owned by China Real Fortune Mining Limited

+ Wholly-owned by Real Fortune Holdings Limited